Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No.: 001-40779

Date: August 28, 2023

August 24th, 2023

URGENT NOTICE!

Re: Your investment in: Digital World Acquisition Corp

Dear Stockholder,

Alliance Advisors has been engaged by Digital World Acquisition Corp. to contact you regarding an important matter pertaining to your investment.

Please contact us at your earliest convenience by calling 1-877-728-4996 between the hours of 9:00am and 10:00pm Eastern time, Monday through Friday and between 10:00am and 6:00pm, Saturday and Sunday.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

Gina Balderas

Operations Manager